MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                 August 6, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall or Paul Monsour
Washington, D.C.  20549

RE: THREE FORKS, INC.

AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1
FILED JULY 3, 2014
FILE NO. 333-192228

AMENDMENT NO. 2 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013 FILED JULY 3, 2014
FILE NO. 0-55033

Dear Messrs. Schwall and Monsour:

Enclosed with this letter please find responses to comments from the Securities and Exchange Commission (SEC) letter dated June 19, 2014. We have previously corresponded with Staff, to reach an acceptable resolution to the Staff of the engineering comments, and we believe that these amendments incorporate those resolutions of the language in the engineering report.

AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 3, 2014
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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE, PAGE 63
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         1. We note that you have  provided a list of Exhibits  incorporated  by reference. Item 12 requires disclosure of certain documents incorporated by reference - namely the Form 10-K and other reports filed since the end of the fiscal year. See Item 12(a) of the Form S-1. Unless you are specifically incorporating any of those documents to provide the disclosure required by Items 3 through 11 of the S-1, as permitted under General Instruction VII to the Form S-1, you should indicate "none" for that Item and delete the list of exhibits.

The list of Exhibits is required in Part II of the Form S-1 as you have done on page 75.

Answer: We have made a change to Item 12. in our amended Registration Statement on Form S-1 and have filed Amendment No. 6 reflecting those changes.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE 75
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         2.  Both the  consent  filed as  Exhibit  23.3 and the  description  of
Exhibit 99.1 refer to the reserves study, dated April 2, 2014; however, the reserves report filed as Exhibit 99.1 is dated June 23, 2014. Please obtain and file a revised consent to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation. Also, and if necessary, revise the "description" relating to Exhibit 99.1 to reference the appropriate date.

Answer: We have made these changes to our amended Registration Statement on Form S-1 and have filed Amendment No. 6 reflecting those changes.

EXHIBIT 5.1
-----------

         3. Please obtain and file a dated legal opinion.

Answer: We obtained a newly dated legal opinion and have filed Exhibit 5.1 to Amendment No. 6 of the Form S-1 reflecting that change.

EXHIBIT 99.1
------------

         4. We note your response to comment 4 in our letter dated June 19, 2014; however, it does not appear that the discussion in the reserves report has been revised. We re-issue our prior comment requesting that you provide us with a narrative explanation of why there are no proved shut-in reserves attributable to the net investment of $211.8 thousand dollars. Also obtain and file a revised reserve report that clearly explains, as part of the discussion in the report, why there are no proved shut-in reserves and yet there is a net investment.

Answer:

The "Petroleum Reserves Definitions" of the Securities and Exchange Commission say:

         "Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be

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

recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production."

Our engineer has indicated that $211,800 is the "Plug and Abandon" estimate on the "Shut-in" wells which meet NONE of the criteria for having "reserves" as described in the preceding paragraph. There are no economic "reserves" claimed. The wells have to be designated in a "Shut-in" status, until they have been officially plugged and abandoned under State or Federal Regulations.

We have added, at page 2, of the Engineers report, as the last paragraph of the Discussion section:

These "Shut -in" wells are either unproducible, depleted, or uneconomic. In all cases of "Shut-in" classification for this report, no reserves have been estimated/calculated, and none of the $211.8 thousand net investment was attributed to any "Shut-in reserves". These costs shown as net investment, would be the reserved capex for Plug and Abandon costs.

         5. We note your response to comment 4 in our letter dated June 19, 2014; however, it does not appear that the discussion in the report has been revised to address the points as noted below. Therefore, we re-issue our prior comment in-part. Please obtain and file a revised report from your engineers to address the following information in order to satisfy your filing obligations.

     o A reference in the discussion to the date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

     o    A discussion  of the possible  effects of regulation on the ability of
          the    registrant   to   recover   the   estimated    reserves   (Item
          1202(a)(8)(vi)).

Answer:

The Engineer has added the following language at line 6 of the text on page number 1 of the report:

         "This report was completed on April 2, 2014."

The Engineer has added the following section to page 4 of the report, following the Section entitled "Future Net Income"

         "REGULATORY CONSTRAINTS AS TO RESERVES"

         "Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances."

AMENDMENT NO. 2 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013
---------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2
------------------------------------------------------------------

         6. It does not appear that you revised the audit opinion as confirmed in your response to comment 1 in our letter dated June 19, 2014. We note the following:

          o the first paragraph does not refer to the separate period from March 28, 2012 (inception) through December 31, 2012;
          o    the third  paragraph does not include an opinion on the financial position of Three Forks, Inc. as of December 31, 2012; and
          o    the third  paragraph  does not refer to the separate  period from
               March 28, 2012 (inception) through December 31, 2012.

Answer: We have made these changes to our Annual Report on Form 10-K for the year ended December 31, 2013 and have filed Amendment No. 3 reflecting those changes.

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES, PAGE 63
----------------------------------------------------------

         7. On page 20 and elsewhere on page F-21, you disclose that estimates of the Company's crude oil and natural gas reserves and present values at December 31, 2013 were prepared by Ralph E. Davis Associates, Inc. Item 1202(a)(8) of Regulation S-K requires that the "[r]egistrant shall file a report of the third party as an exhibit to the relevant registration statement or other Commission filing." To comply with Item 1202(a)(8) of Regulation S-K, please amend your filing on Form 10-K to file the subject report as an exhibit. Also revise your disclosure under the section "Exhibits" to reference the subject report.

Answer: We have made these changes to our Annual Report on Form 10-K for the year ended December 31, 2013 and have filed Amendment No. 3 reflecting those changes.

We  hope  these  filings  satisfy  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,

                                                     /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:kjk


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